CUSIP No.	150925204	13D	Page	1	of	13 Pages

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 3, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204	13D	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		521,770 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		521,770 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,770 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS The Lion Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		331,964 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		331,964 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,964 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS York Lion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		87,700 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,700 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,700 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.43%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS York Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		331,964 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		331,964 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,964 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS York GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		189,806 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		189,806 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,806 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	13D	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS Lion Long Term Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		102,106 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102,106 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,106 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
Exhibit Index

CUSIP No.	150925204	13D	Page	8	of	13 Pages
     This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 5, 2008, as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on February 27, 2008, as amended by Amendment No. 3 to Schedule 13D, filed with the SEC on March 10, 2008, as amended by Amendment No. 4 to Schedule 13D, filed with the SEC on April 8, 2008, and as amended by Amendment No. 5 to Schedule 13D, filed with the SEC on January 28, 2009, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), and Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.” S. Nicholas Walker, LFL, Lion L.P., YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.”
     This Amendment is being filed to update certain information in Item 5 of the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008.
     LFL beneficially owns 331,964 shares of common stock of the Issuer, constituting 1.6% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 331,964 shares of common stock of the Issuer, constituting 1.6% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 87,700 shares of common stock of the Issuer, constituting 0.43% of the outstanding shares of common stock of the Issuer. Lion Long Term beneficially owns 102,106 shares of common stock of the Issuer, constituting 0.5% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 189,806 shares of common stock of the Issuer (of which 87,700 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 102,106 may be deemed beneficially owned by reason of its position as general partner of Lion Long Term), constituting 0.92% of the outstanding shares of common stock of the Issuer.
     Mr. Walker may be deemed to beneficially own an aggregate of 521,770 shares of common stock of the Issuer (of which 331,964 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and 189,806 may be deemed

CUSIP No.	150925204	13D	Page	9	of	13 Pages
beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 2.5% of the outstanding shares of common stock of the Issuer.
     LFL’s beneficial ownership, and YAML’s deemed beneficial ownership, of 331,964 shares of common stock of the Issuer represents a decrease of 550,900 shares in each such Reporting Person’s beneficial ownership since Amendment No. 5 to the Schedule 13D was filed, due to the disposition of 550,900 shares in the open market by LFL as reported in this Amendment. Lion L.P.’s beneficial ownership of 87,700 shares of common stock of the Issuer represents a decrease of 47,700 shares in Lion L.P.’s beneficial ownership since Amendment No. 5 to the Schedule 13D was filed, due to the disposition of 47,700 shares in the open market by Lion L.P. as reported in this Amendment. Lion Long Term’s beneficial ownership of 102,106 shares of common stock of the Issuer represents a decrease of 401,400 shares in Lion Long Term’s beneficial ownership since Amendment No. 5 to the Schedule 13D was filed, due to the disposition of 401,400 shares in the open market by Lion Long Term as reported in this Amendment. York G.P.’s deemed beneficial ownership of 189,806 shares of common stock of the Issuer represents a decrease of 449,100 shares in York G.P.’s deemed beneficial ownership since Amendment No. 5 to the Schedule 13D was filed, due to the aforementioned dispositions of 47,700 shares in the open market by Lion L.P. and 401,400 shares in the open market by Lion Long Term.
     Mr. Walker’s deemed beneficial ownership of 521,770 shares of common stock of the Issuer represents a decrease of 1,000,000 shares in Mr. Walker’s deemed beneficial ownership since Amendment No. 5 to the Schedule 13D was filed, due to the dispositions of 550,900 shares in the open market by LFL (which may have been deemed to have been beneficially owned by Mr. Walker by reason of his position as the Managing Director of YAML), 47,700 shares in the open market by Lion L.P (which may have been deemed to have been beneficially owned by Mr. Walker by reason of his position as the Managing Director of York G.P.), and 401,400 shares in the open market by Lion Long Term (which may have been deemed to have been beneficially owned by Mr. Walker by reason of his position as the Managing Director of York G.P.), each as described above.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a 0.39% interest in Lion Long Term. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion Long Term, except to the extent of his pecuniary interest in Lion Long Term by reason of his position as Managing Director of York GP (the general partner of Lion Long Term). Each of Lion L.P., York GP, Lion Long Term, and

CUSIP No.	150925204	13D	Page	10	of	13 Pages
LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 521,770 shares of common stock of the Issuer. The shares of common stock that may be deemed to be beneficially owned by Mr. Walker include the 331,964 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 87,700 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; and the 102,106 shares of common stock beneficially owned by Lion Long Term by reason of his position as Managing Director of York GP, the general partner of Lion Long Term.
     LFL has sole voting and dispositive power with respect to the 331,964 shares of common stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 331,964 shares of common stock of the Issuer beneficially owned by LFL. Lion L.P. has sole voting and dispositive power with respect to the 87,700 shares of common stock of the Issuer beneficially owned by Lion L.P. Lion Long Term has sole voting and dispositive power with respect to the 102,106 shares of common stock of the Issuer beneficially owned by Lion Long Term. By reason of its position as the general partner of Lion L.P. and Lion Long Term, York GP may be deemed to have sole voting and dispositive power with respect to 189,806 shares of common stock of the Issuer (of which 87,700 are beneficially owned by Lion L.P. and 102,106 are beneficially owned by Lion Long Term).
     (c) On February 3, 2009, LFL, Lion Long Term, and Lion L.P. disposed of 550,900, 401,400, and 47,700 shares, respectively, of the Issuer’s common stock in the open market, each at a sale price of $0.11 per share. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock since Amendment No. 5 to the Schedule 13D was filed.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.
     (e) On February 3, 2009, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common stock.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).
[Signature page follows.]

CUSIP No.	150925204	13D	Page	11	of	13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2009

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited, Investment Manager

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	13D	Page	12	of	13 Pages
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker S. Nicholas Walker,
Managing Director

CUSIP No.	150925204	13D	Page	13	of	13 Pages
Exhibit Index
1.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).